Exhibit 99.2

NICE Introduces NICE COMPASS Compliance Assurance Software to
Help Banks Automate Compliance to Meet Growing Financial
Communication Regulations

NICE COMPASS provides powerful compliance assurance recording automation tools, monitoring dashboards and reports to help financial institutions ensure enterprise-wide record-keeping compliance with MiFID II and other regulations

Hoboken, N.J. – July 10, 2017 – Financial services organizations worldwide are under growing pressure from global regulations, including MAR, Dodd-Frank, Code of Conduct, and MiFID II, which broadens the scope of employees, asset classes, communication channels, and devices that need to be recorded and monitored, while also mandating proof of compliance. NICE COMPASS, a new solution from NICE (Nasdaq:NICE), minimizes the burden of these growing financial communication regulatory requirements, by helping financial institutions automate the compliance assurance process and by providing comprehensive evidence of compliance around the requirement to record employees that have information associated with a trade.

“Financial institutions are drowning under the weight of expanding regulations that require them to record more conversations, for more users, across more modalities, and also prove their compliance,” said Chris Wooten, Executive Vice President, NICE. “New regulations, such as MiFID II, are creating enormous headaches for financial institutions that today still very much rely on manual compliance assurance processes. NICE COMPASS reduces compliance risk and saves time by automating processes around compliance assurance and reporting, and responding to regulatory requests.”

“MiFID II and MAR are changing the surveillance game in terms of data capture, communications monitoring and analytics and evidencing to regulators,” said Dan Simpson, Head of Research for JWG, a regulatory think-tank. “Firms need to be ready to meet these requirements from go live in January 2018 and this will require firms to boost current capabilities through implementing new technology solutions. NICE understands these requirements and the challenges involved in implementing them.”

NICE COMPASS adds three core capabilities on top of the NICE Trading Recording (NTR) platform: compliance assurance automation; real-time dashboards with automated reporting; and a single portal for managing compliance assurance and recording across the enterprise.

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Compliance Assurance Automation
 NICE COMPASS goes beyond recording to provide irrefutable evidence of compliance, a key requirement of MiFID II. It replaces manual recording checks, which are labor-intensive and prone to error, with scheduled, automated recording tests along every step of the way to prove that: all regulated personnel are in the system and being recorded, the audio quality is good; and all recordings are being properly secured and retained. Additional automated system assurance simulates calls to check that all system elements (network, gateway, PBX, recording, audio quality, archiving, and retention) are fully functional. In addition to achieving significant time savings, institutions can provide evidence of compliance at a moment’s notice.

MiFID II also stipulates that response to regulator requests must be timely. NICE COMPASS enables bulk download of up to 1.4 million calls per day to support faster turnaround times for investigations.

•
Real-time Monitoring Dashboards and Automated Reporting
A real-time compliance assurance dashboard makes it possible to visualize compliance assurance status, trends and exceptions across the enterprise, to reduce the risk of downtime. Additionally, compliance managers no longer need to waste time manually compiling data. NICE COMPASS’ automated reports provide a thorough, step-by-step reconciliation of the entire recording process for all regulated users as proof of compliance.

•	Centralized Management of Compliance Assurance and Recording
NICE COMPASS reduces compliance risk and complexity by providing a single web-based portal for managing compliance assurance and recording across the enterprise. All functions of the system can be managed centrally, including: searching for recordings (across all locations, modalities and regulated users); implementing adds, moves or changes; configuring retention periods for asset classes, lines of business, and regulated user groups (based on specific global and/or regional regulations for records retention); and setting up rules for legal holds (up to 6 million holds per day).

NICE COMPASS also offers an expanded API (Application Programming Interface) for integration with other bank systems.

NICE COMPASS, together with NICE Trading Recording (NTR), provide a comprehensive solution for recording all communications (front office and back office, fixed and mobile), and for assuring complete compliance with financial regulations. Many of the world’s leading banks rely on the NTR solution for reliable communications recording for turrets, desk phones, mobile phones, and Unified Communications platforms. NICE COMPASS and NTR are part of NICE’s comprehensive suite of holistic surveillance solutions for the financial industry.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972-9-775-3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.